Exhibit 12(a)(4)
INTRODUCTION
As a registered investment adviser, Martin Currie, Inc. the “Firm” “we” or “us”) has adopted these policies and procedures, which are intended to ensure that we exercise voting rights in the best interests of our clients (“Clients”).
The Firm recognizes the importance of good corporate governance in ensuring that management and boards of directors fulfill their obligations to shareholders. As part of our investment process, we take into account the attitudes of management and boards of directors on corporate governance issues when deciding whether to invest in a company.
The Firm is a global investment manager, and invests significantly in emerging markets. It should be noted that protection for shareholders may vary significantly from jurisdiction to jurisdiction, and in some cases may be substantially less than in the U.S. or developed countries.
This statement is intended to comply with Rule 206(4)-6 under the Investment Advisers Act of 1940. It sets forth the policy and procedures of the Firm for voting proxies for our Clients, including investment companies registered under the Investment Company Act of 1940, as amended, except where such Clients require different standards to the voting of proxies to be applied on their behalf.
POLICY
Our proxy voting is carried out by an independent third party, RiskMetrics. The way RiskMetrics vote on recommendations is based on their research and according to set guidelines (“RiskMetrics/NAPF guidelines”), as agreed with the Firm and amended from time to time. “NAPF” stands for National Association of Pension Funds and the RiskMetrics/NAPF guidelines are reviewed by the Firm at least annually to ensure this method continues to meet its expectations. Furthermore, the RiskMetrics/NAPF guidelines are approved by the investment team and therefore, should the Firm wish to vote contrary to the RiskMetrics/NAPF guidelines, an instruction to do so will be given to RiskMetrics. Where we vote against the RiskMetrics/NAPF guidelines, evidence will be retained to show the reason why and such instances are recorded on RiskMetrics’ system on a Client-by-Client basis.
In many instances the RiskMetrics/NAPF guidelines support the management of the companies in which the Firm invests. However, the Firm reserves the right to depart from the RiskMetrics/NAPF guidelines in order to avoid voting decisions that we believe may be contrary to our Clients’ best interests. The Firm has overall responsibility to ensure that we are voting in accordance with this policy and in the interests of our Clients.
     Elections of Directors
•	In many instances, election of directors is a routine voting issue. Unless there is a proxy fight for seats on the board or we determine that there are other compelling reasons for withholding votes for directors, we will typically vote in favour of the management proposed slate of directors. Reasons why we would not vote in favour include where the election of insiders or affiliated outsiders would cause the board not to be deemed independent, where directors have adopted a poison pill without shareholder approval since the company’s last annual meeting and there is no requirement to put the pill to shareholder vote within 12 months of its adoption or where directors have failed to address the issue(s) that resulted in any of the directors receiving more than 50% withheld votes out of those cast at the previous board election. Consideration would be given as to whether the directors have responded to shareholder actions that have received significant shareholder support. We may withhold votes for directors who fail to act on key issues such as failure to implement proposals to declassify boards, failure to implement a majority vote requirement, failure to submit a rights plan to a shareholder vote and failure to act on tender offers where a majority of shareholders have tendered their shares. The foregoing list is not exhaustive, and individual voting decisions may depart from the outcomes indicated above, if such departure is deemed to be in the best interests of the Firm’s Clients.

     Appointment of Auditors
•	The selection of an independent accountant to audit a company’s financial statements is generally a routine business matter. The Firm believes that management remains in the best position to choose the accounting firm and will generally support management’s recommendation. In some circumstances, there would be exceptions to this, for example, where the auditor has a financial interest in the company and is therefore not independent. Voting would be on a case-by-case basis on shareholder proposals asking for rotation of an auditor firm. This would take into account the following factors:
•	the tenure of the audit firm;

•	the establishment and disclosure of a renewal process whereby the auditor is regularly evaluated for both audit quality and competitive price;

•	the length of the rotation period;

•	and significant audit-related issues.
     Changes in Capital Structure
•	Changes in a company’s charter, articles of incorporation or by-laws are often technical and administrative in nature. The Firm will generally cast its votes in accordance with the company’s management on such proposals but this will be considered on a case-by-case basis.
     Corporate Restructurings, Mergers and Acquisitions
•	Martin Currie would vote reorganizations/ restructurings on a case-by-case basis based on such features as the fairness opinion, pricing, strategic rationale, and the negotiating process.
     Corporate Governance
•	The Firm recognizes the importance of good corporate governance in ensuring that management and the board of directors fulfil their obligations to the shareholders. We generally favour proposals promoting transparency and accountability within a company.
     Social and Corporate Responsibility
•	The Firm recognizes the importance of supporting sound and responsible policies in relation to social, political and environmental issues. However, in the interests of shareholders, we reserve the right to vote against proposals that are unduly burdensome or result in unnecessary and excessive costs to the company. We may vote against or abstain from voting on social proposals that do not have a readily determinable financial impact on shareholder value.
     Executive Compensation
•	The Firm generally votes on a case-by-case basis. RiskMetrics applies a quantitative methodology. We will vote against a plan if the cost exceeds the allowable cap. We will vote for a plan if the cost is reasonable unless certain conditions apply, for example, the plan expressly permits repricing of underwater options without shareholder approval or the company’s most recent three year burn rate is excessive and it is an outlier within its peer group.
PROXY VOTING PROCEDURES
RiskMetrics is responsible for voting on behalf of the Firm according to the RiskMetrics/NAPF guidelines. The Portfolio Managers are responsible for ensuring that where they wish to vote contrary to the RiskMetrics/NAPF guidelines, they inform the Middle Office team. The Middle Office team will inform RiskMetrics of how we wish to vote on the specified matters. The Middle Office team is responsible for ensuring that full and adequate records of proxy voting are kept, including the Portfolio Manager’s rationale for voting contrary to the RiskMetrics/NAPF guidelines.
The Middle office team is responsible for undertaking due diligence for selecting and maintaining RiskMetrics as its preferred third party service provider.

REVIEW OF PROXY VOTING POLICIES
The Chief Compliance Officer will ensure that an annual review of this policy is carried out. The Risk & Compliance team overseen by the Chief Compliance Officer will also consider specific proxy voting matters as and when deemed necessary.
POTENTIAL MATERIAL CONFLICTS OF INTEREST
As RiskMetrics will vote proxies in accordance with the RiskMetrics/NAPF guidelines, the Firm believes that this process is reasonably designed to address potential material conflicts of interest that may arise between the Firm and its Clients as to how proxies are voted. If a Portfolio Manager requests that we vote contrary to our policy or the RiskMetrics/NAPF guidelines for a Client with whom we have any material business or a personal relationship, the matter will be referred to the Risk & Compliance team by the Middle Office team. We would consider a potential material conflict of interest to exist where (i) the Firm has a business relationship with the proponent of the proxy proposal; (ii) the Firm has a business relationship or potential relationship with the issuer; (iii) The Firm’s directors, employees or consultants have a personal or other business relationship with the participants in the proxy contest, such as corporate directors or director candidates.
In the event of a potential material conflict of interest, the Firm will (i) vote such proxy according to the specific recommendation of RiskMetrics; (ii) abstain; or (iii) request that the Client votes such proxy. All such instances shall be reported to the Risk & Compliance team.
The Middle Office team, as part of its annual due diligence, review the processes and controls adopted by RiskMetrics to manage potential material conflicts of interest it may face when performing the responsibilities delegated to it by the Client.
PROXIES OF CERTAIN NON-U.S. ISSUERS
Proxy voting in certain countries requires “share blocking”. That is, shareholders wishing to vote their proxies must deposit their shares shortly before the date of the meeting (usually one-week) with a designated depositary. During this blocking period, shares that will be voted at the meeting cannot be sold until the meeting has taken place and the shares are returned to the Clients’ custodian banks. The Firm may determine that the value of exercising the vote does not outweigh the detriment of not being able to transact in the shares during this period. Accordingly, if share blocking is required we are likely to abstain from voting the affected shares.
PROXY VOTING RECORD
Clients may obtain information on how the Firm voted with respect to their proxies by contacting our Client Services team at Martin Currie, Inc., Saltire Court, 20 Castle Terrace, Edinburgh, Scotland, EH1 2ES, tel. 011-44-131-229-5252, fax 011-44-131-222-2527, email Clientservices@martincurrie.com
A summary of the proxy voting procedure is contained in our Form ADV Part II, which is made available to all Clients at least annually.
Amended: May 2008
Amended: July 2009
Amended: June 2010

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